SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

AEVA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00835Q103

(CUSIP Number)

Canaan XI L.P.

c/o Canaan Partners

285 Riverside Avenue, Suite 250

Westport, Connecticut 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan XI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,550,196
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,550,196
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,550,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% *
14.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 211,042,833 outstanding shares of Common Stock of the Issuer as of March 12, 2021, as disclosed by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on March 18, 2021.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan Partners XI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,550,196
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,550,196
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,550,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% *
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 211,042,833 outstanding shares of Common Stock of the Issuer as of March 12, 2021, as disclosed by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on March 18, 2021.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of Aeva Technologies, Inc., a Delaware corporation formerly known as InterPrivate Acquisition Corp. (the “Issuer”). The address of the Issuer’s principal executive office is 555 Ellis Street, Mountain View, California 94043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Common Stock is held directly by Canaan XI L.P.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i) Canaan XI L.P., a Cayman Islands exempted limited partnership ( “Canaan XI”); and

(ii) Canaan Partners XI LLC, a Delaware limited liability company (the “Canaan XI GP”) and the general partner of Canaan XI.

Canaan XI and Canaan XI GP are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons is c/o Canaan Partners, 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Canaan XI is a Cayman Islands exempted limited partnership. Canaan XI GP is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Business Combination Agreement

On March 12, 2021, pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 2, 2020, by and among Aeva, Inc., a Delaware corporation (“Legacy Aeva”), the Issuer and WLLY Merger Sub Corp., a Delaware corporation (“Merger Sub”) and wholly-owned direct subsidiary of the Issuer (the “Business Combination”), Merger Sub was merged with and into Legacy Aeva, with Legacy Aeva surviving the Merger and becoming a wholly-owned direct subsidiary of the Issuer.

At the effective time, by virtue of the Business Combination all shares of Legacy Aeva’s common stock issued and outstanding immediately prior to the effective time were canceled and converted into the right to receive shares of Common Stock in accordance with the terms of the Business Combination Agreement. As a result of Canaan XI’s ownership of securities in Legacy Aeva, Canaan XI received 20,050,196 shares of Common Stock at the effective time of the Business Combination.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated by reference into this Item 4.

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Subscription Agreement

In connection with the execution of the Business Combination Agreement, Canaan XI subscribed for and purchased from the Issuer, and the Issuer sold to Canaan XI, 500,000 shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share on the terms and subject to the conditions contained in the Subscription Agreement dated November 2, 2020 (the “Subscription Agreement”).

The closing of the sale of the PIPE Shares occurred on the date of, and immediately prior to, the consummation of the Business Combination.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of a form of the Subscription Agreement, a copy of which is filed as Exhibit 99.3 hereto, and is incorporated by reference into this Item 4.

Registration Rights and Lock-Up Agreement

On March 12, 2021, Canaan XI entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, it agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, or engage in swap or similar transactions with respect to, any shares of Common Stock received in the Business Combination during the period commencing on March 12, 2021 and continuing until the date that is 180 days from March 12, 2021. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by the holders of Common Stock signatory to the Registration Rights and Lock-Up Agreement, including Canaan XI (the “Holders”). Subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time-to-time, to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $30 million. The Registration Rights and Lock-Up Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the Registration Rights and Lock-Up Agreement, a copy of which is filed as Exhibit 99.4 hereto, and is incorporated by reference into this Item 4.

Stockholders Agreement

Pursuant to a Stockholders Agreement, dated March 12, 2021 (the “Stockholders Agreement”), between the Issuer and certain stockholders party thereto, including Canaan XI (the “Stockholders”), the Stockholders agreed to the initial composition of the Issuer’s board of directors. Hrach Simonian is a manager and member of Canaan XI GP and was appointed to the board of the directors following the effective time of the Business Combination.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is filed as Exhibit 99.5 hereto, and is incorporated by reference into this Item 4.

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Other

Canaan XI acquired its shares in Legacy Aeva and, by virtue of the Business Combination and investment in the PIPE Shares, the Issuer, as an investment in the ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to Canaan XI’s investment in the Issuer, including, without limitation: (a) the acquisition or disposition by Canaan XI of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Hrach Simonian, who is also a member and manager of Canaan XI GP, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review Canaan XI’s investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date of this Schedule 13D, Canaan XI directly beneficially owns 20,550,196 shares of Common Stock, representing approximately 9.7% of the total outstanding shares of Common Stock based upon 211,042,833 outstanding shares of the Issuer’s Common Stock as of March 12, 2021, as disclosed by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on March 18, 2021.

As of the date of this Schedule 13D, Canaan XI GP may be deemed to beneficially own the shares held directly by Canaan XI.

(c) Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24 Power of Attorney

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Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 99.2	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by InterPrivate Acquisition Corp. with the SEC on November 6, 2020)

Exhibit 99.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by InterPrivate Acquisition Corp. with the SEC on November 6, 2020)

Exhibit 99.4	Registration Rights and Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on March 18, 2021)

Exhibit 99.5	Stockholders Agreement, dated as of March 12, 2021, by and among the Issuer and certain stockholders of the Issuer named therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 18, 2021).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 22, 2021

CANAAN XI L.P.

By:	Canaan Partners XI LLC, its general partner

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CANAAN PARTNERS XI LLC

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

99.2	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by InterPrivate Acquisition Corp. with the SEC on November 6, 2020)

99.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by InterPrivate Acquisition Corp. with the SEC on November 6, 2020)

99.4	Registration Rights and Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on March 18, 2021)

99.5	Stockholders Agreement, dated as of March 12, 2021, by and among the Issuer and certain stockholders of the Issuer named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on March 18, 2021).